Exhibit 16.1

April 20, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 20, 2016, of Generac Holdings Inc. and are in agreement with the statements contained in the second, third and fourth paragraphs under section (a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP